June 10, 2019

Bridgette Roman
General Counsel
CCF Holdings LLC
6785 Bobcat Way
Suite 200
Dublin, OH 43016

       Re: CCF Holdings LLC
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed May 29, 2019
           File No. 333-231069

Dear Ms. Roman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2019 letter.

Amendment No. 1 to Form S-1

General

1. We note your response to comment 1 and your revised disclosure indicating that Allianz
       Global Investors U.S. LLC holds 42.2% of the Class A Common Units and 100% of the
       Class B Common Units, and is therefore an affiliate. Please expand upon your statement that the selling security holders, specifically the Allianz entities, are not acting as conduits for the company in light of the size of their ownership and their status as an affiliate of the company. Please clarify whether any of the selling security holders are broker dealers or affiliates of broker dealers.
 Bridgette Roman
CCF Holdings LLC
June 10, 2019
Page 2
Cover Page

2. We note that there is not a public market for your securities. Accordingly, you may not offer the securities at the market. Please revise the registration statement to include a price, or a price range. Refer to Item 501(b)(3) of Regulation S-K.
3. Please revise your disclosure on the cover page to describe the material terms of the PIK notes, including the optional and mandatory redemption provisions.
Item 16. Exhibits and Financial Statement Schedules
Exhibit 5.1, page II-2

4. We note that the shares that are being offered on the registration statement are materially different from the number of shares discussed in the legal opinion. Please have counsel file a revised legal opinion that reflects the current offering amounts.
Exhibit 23.1 Consent of RSM US LLP, page II-3

5. Please file a currently dated consent of the independent registered public accounting firm.
       You may contact Christina Harley at 202-551-3695 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameBridgette Roman                              Sincerely,
Comapany NameCCF Holdings LLC
                                                               Division of
Corporation Finance
June 10, 2019 Page 2                                           Office of
Financial Services
FirstName LastName